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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Zagg Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98884U108

(CUSIP Number)

Keith L. Pope

Parr Brown Gee & Loveless

185 South State Street, Suite 800

Salt Lake City, UT 84111

(801) 532-7840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98884U108

1.	Names of Reporting Persons Scott H. Huskinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 828,450 (of which 342,053 shares are held indirectly through The Huskinson Family Foundation)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 828,450 (of which 342,053 shares are held indirectly through The Huskinson Family Foundation)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 828,450 (of which 342,053 shares are held indirectly through The Huskinson Family Foundation)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98884U108

1.	Names of Reporting Persons Clay Broadbent

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 773,169 (of which 211,772 shares are held indirectly through The Broadbent Family Foundation)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 773,169 (of which 211,772 shares are held indirectly through The Broadbent Family Foundation)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 773,169 (of which 211,772 shares are held indirectly through The Broadbent Family Foundation)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98884U108

1.	Names of Reporting Persons Blane Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 72,205

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 72,205

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,205

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98884U108

1.	Names of Reporting Persons Jeff Morgan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 72,205

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 72,205

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,205

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98884U108

1.	Names of Reporting Persons Kent Wuthrich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 82,236

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 82,236

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,236

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98884U108

1.	Names of Reporting Persons Steve Hansen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,784

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 27,784

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
	(a)	Title of Class of Equity Securities:
Common stock (the “Common Stock”)

	(b)	Name of Issuer:
Zagg Incorporated (the “Issuer”)

	(c)	Address of Issuer's Principal Executive Office:
3855 South 500 West, Suite J Salt Lake City, UT 84115

Item 2.	Identity and Background
	(a)-(b)	Name: The names and addresses of the Reporting Persons (the “Reporting Persons”) are as follows:

Scott H. Huskinson (“Huskinson”)

85 South 700 East

Hyde Park, UT  84318

Blane Johnson (“Johnson”)

2979 North 1325 East

North Logan, UT  84341

Jeff Morgan (“Morgan”)

633 East 2160 North

North Logan, UT  84341

Kent Wuthrich (“Wuthrich”)

391 Sheridan Ridge Lane

Nibley, UT  84321

Steve Hansen (“Hansen”)

309 South 200 West

Providence, UT  84332

Clay Broadbent (“Broadbent”)

1310 East 1550 North

Logan, UT  84341

(c)

Present principal occupation or employment of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Huskinson and Johnson are self-employed as consultants.  Broadbent is the President of ReminderBand, Inc. (“ReminderBand”), which is located at 1047 South 100 West, Suite 260, Logan, Utah.  ReminderBand’s business deals with wristbands.  Hansen is the Vice President of Finance of iFrogz, Inc., which is owned by the Issuer (“iFrogz”).  Wuthrich is the Vice President of Creative of iFrogz.  Morgan is a sales representative at iFrogz.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

Each of the Reporting Persons confirms that he has not been convicted, during the last five years, in a criminal proceeding.

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

Each of the Reporting Persons confirms that he has not, during the last five years, been a party to a civil proceeding, the type of which is described above.

(f) Citizenship: Each of the Reporting Persons confirms that he is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

Not applicable as no shares of the Common Stock have been acquired by the Reporting Persons.  Each of the Reporting Persons reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future.  Except as described above, each of the Reporting Persons presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

                (a)           Each of the Reporting Persons is the beneficial owner of the number of shares of the Common Stock indicated on the cover page hereof pertaining to such Reporting Person.  The number of shares of the Common Stock beneficially owned by each Reporting Person represents the percentage of the outstanding shares of the Common Stock that is indicated on the cover page hereof pertaining to such Reporting Person.  The total number of shares of the Common Stock beneficially owned by all of the Reporting Persons is 1,856,049 shares, which represents 6.1% of the outstanding shares of the Common Stock.  The filing of this statement is not, and shall not be interpreted as, an admission or determination by the Reporting Persons that they are or have been a group as specified in Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5(b)(1) promulgated thereunder.  In addition, the filing of this statement shall not be construed as an admission that the individual Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or the rules promulgated thereunder, the beneficial owner of the shares beneficially owned by the other Reporting Persons and each Reporting Person specifically disclaims any beneficial interest or ownership in the shares of the Common Stock beneficially owned by the other Reporting Persons.

                (b)           The number of shares as to which each Reporting Person has sole power to vote, direct the vote, shared power to vote, direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is indicated on the cover page hereof pertaining to such Reporting Person.

                (c)           On December 21, 2011, each of the Reporting Persons sold, in the open market, the following number of shares of the Common Stock that were held by each of them at a price of

$7.00/share:  Huskinson sold 986,397 shares; Broadbent sold 986,397 shares; Hansen sold 20,000 shares; Johnson sold 72,204 shares; Wuthrich sold 72,234 shares; and Morgan sold 72,204 shares.  On December 30, 2011, (i) Broadbent transferred 425,000 shares of the Common Stock to The Broadbent Family Foundation, which shares continued to be beneficially owned by Broadbent, and (ii) Huskinson transferred 500,000 shares of the Common Stock to The Huskinson Family Foundation, which shares continued to be beneficially owned by Huskinson.  On April 13, 2012, (i) Broadbent gifted 157,947 shares of the Common Stock held in the name of The Broadbent Family Foundation, and (ii) Huskinson gifted 213,228 shares of the Common Stock held in the name of The Huskinson Family Foundation. On May 17, 2012, Hansen sold 7,783 shares in the open market at an average price of $10.8156/share.

                (d)           Any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Persons.  None.

                (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to a Lock-Up Agreement, dated June 21, 2011, which imposes restrictions on the ability of the Reporting Persons to dispose of their shares of the Common Stock.

Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits
7(a). Agreement relating to joint filing (1) 7(b). Lock-Up Agreement dated as of June 21, 2011 by and among the Issuer and the Reporting Persons (2)

	(1) (2)	Filed herewith. Previously filed as Exhibit 7(c) to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 1, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2012	/s/ SCOTT H. HUSKINSON
Date	Scott H. Huskinson

May 25, 2012	/s/ BLANE JOHNSON
Date	Blane Johnson

May 25, 2012	/s/ JEFF MORGAN
Date	Jeff Morgan

May 25, 2012	/s/ KENT WUTHRICH
Date	Kent Wuthrich

May 25, 2012	/s/ STEVE HANSEN
Date	Steve Hansen

May 25, 2012	/s/ CLAY BROADBENT
Date	Clay Broadbent

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Description

7(a).	Agreement relating to joint filing (1)

7(b).	Lock-Up Agreement dated as of June 21, 2011 by and among the Reporting Persons (2)

(1)	Filed herewith.
(2)	Previously filed as Exhibit 7(c) to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 1, 2011.